News Release

RESIN SYSTEMS DISCONTINUES RESEARCH COVERAGE

Edmonton, Alberta, May 12, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today it has decided to discontinue the use of third-party research coverage and has terminated its agreements with Taglich Brothers, Inc. and Cohen Independent Research Group, Inc.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com